SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           September 30, 2004
                                    ------------------
                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                        Commission File Number: 000-23969

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      First Community Bank 401(k) Savings and Employee Stock Ownership Plan

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Pocahontas Bancorp, Inc.
                             1700 E. Highland Drive
                            Jonesboro, Arkansas 72401

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-78607 of Pocahontas Bancorp, Inc. on Form S-8 of our report dated March 28, 2005 appearing in this Annual Report on Form 11-K of First Community Bank 401(k) Savings and Employee Stock Ownership Plan for the year ended September 30, 2004.

/s/ Deloitte & Touche LLP

Little Rock, Arkansas
March 29, 2005

First Community Bank 401(k) Savings and Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits As of September 30, 2004 and 2003, Statement of Changes in Net Assets Available for Benefits for the Year
Ended September 30,2004, Supplemental Schedules As of And for the Year Ended September 30, 2004 and Report of Independent Registered Public Accounting Firm

FIRST COMMUNITY BANK
401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                            Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                       1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits
    As of September 30, 2004 and 2003                                         2

   Statement of Changes in Net Assets Available for
    Benefits As of September 30, 2004                                         3

   Notes to Financial Statements                                             4-7

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED SEPTEMBER 30, 2004:        8

   Form 5500, Schedule H, Part IV, Line 4i Schedule
    of Assets (Held at End of Year)                                        9-10

   Form 5500, Schedule H, Part IV, Line 4j Schedule
    of Reportable Transactions                                               11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Trustees and Participants
First Community Bank
401(k) Savings and Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the First Community Bank 401(k) Savings and Employee Stock Ownership Plan (the "Plan") as of September 30, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended September 30, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at September 30, 2004 and 2003, and the changes in net assets available for benefits for the year ended September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents, and the supplemental information included on the statements of net assets available for benefits and on the statement of changes in net assets available for benefits, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules and information are the responsibility of the Plan's management. Such supplemental schedules and information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP


March 28, 2005
Little Rock, AR

FIRST COMMUNITY BANK
401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 2004 AND 2003
---------------------------------------------------------------------------------------------------------------------------------


                                                             2004                                          2003
                                          -----------------------------------------     -----------------------------------------
                                           Supplemental Information                      Supplemental Information
                                          --------------------------                     -------------------------
                                           Allocated     Unallocated       Total         Allocated     Unallocated       Total
ASSETS

  Cash                                    $         5    $    21,969    $    21,974     $    80,599    $         -    $    80,599
  Pocahontas Bancorp, Inc. common stock     9,917,303      2,108,235     12,025,538       7,162,624        555,504      7,718,128
  Regions Financial Corporation Stock           6,000              -          6,000           6,227              -          6,227
  Mutual funds                              1,253,884          4,626      1,258,510         992,623          2,840        995,463
  Participant loans                            36,573              -         36,573          35,596              -         35,596
                                          -----------    -----------    -----------     -----------    -----------    -----------
           Total assets                    11,213,765      2,134,830     13,348,595       8,277,669        558,344      8,836,013
                                          -----------    -----------    -----------     -----------    -----------    -----------

LIABILITIES

ACCOUNTS PAYABLE-Other                            193              -            193               -              -              -

LOAN PAYABLE TO POCAHONTAS
 BANCORP, INC.                                      -      2,091,225      2,091,225               -        538,121        538,121
                                          -----------    -----------    -----------     -----------    -----------    -----------
           Total liabilities                      193      2,091,225      2,091,418               -        538,121        538,121
                                          -----------    -----------    -----------     -----------    -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS         $11,213,572    $    43,605    $11,257,177     $ 8,277,669    $    20,223    $ 8,297,892
                                          ===========    ===========    ===========     ===========    ===========    ===========

See notes to financial statements.

FIRST COMMUNITY BANK
401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------


                                                                                                2004
                                                                                ----------------------------------------------
                                                                                Supplemental Information
                                                                                ------------------------------
                                                                                Allocated       Unallocated      Total

ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
  Net appreciation in fair value of investments                                 $ 1,878,453     $    86,254     $ 1,964,707
  Interest                                                                            2,300             133           2,433
  Dividends                                                                         177,331          23,432         200,763
  Employee contributions                                                             84,373               -          84,373
  Employer contributions                                                                  -         800,000         800,000
  Contributions from others (including rollovers)                                   106,967               -         106,967
  Allocation of 49,451 shares of Pocahontas Bancorp, Inc. common stock              804,073               -         804,073
  Realized gain on sale of investments                                               14,659               -          14,659
                                                                                -----------     -----------     -----------

           Total additions                                                        3,068,156         909,819       3,977,975

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
  Distributions to participants                                                     120,894               -         120,894
  Allocation of 49,451 shares of Pocahontas Bancorp, Inc. common stock                    -         804,073         804,073
  Interest expense                                                                        -          82,364          82,364
  Administrative expenses                                                            11,359               -          11,359
                                                                                -----------     -----------     -----------

           Total deductions                                                         132,253         886,437       1,018,690
                                                                                -----------     -----------     -----------

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                                 2,935,903          23,382       2,959,285

TRANSFER OF ASSETS                                                                        -               -               -

NET ASSETS--Beginning of year                                                     8,277,669          20,223       8,297,892
                                                                                -----------     -----------     -----------

NET ASSETS--End of year                                                         $11,213,572     $    43,605     $11,257,177
                                                                                ===========     ===========     ===========

See notes to financial statements.

FIRST COMMUNITY BANK
401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2004 AND 2003
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following brief description of the First Community Bank 401(k) Savings and Employee Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      General--The Plan is a qualified employee stock ownership plan with a salary reduction feature. First Community Bank (formerly known as Pocahontas Federal Savings and Loan Association) (the "Employer") formed the Plan by combining its existing 401(k) plan, which had been effective since January 1, 1986, and its Employee Stock Ownership Plan ("ESOP"), which had been effective since October 1, 1993. Pocahontas Bancorp, Inc. (the "Company") accomplished the combination of the existing plans through a combination and restatement, with neither the 401(k) nor the ESOP being the surviving plan, effectively creating a new plan with an effective date of October 1, 1997. The Plan covers substantially all employees of the Employer. The Employer is 100% owned by the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974.

      Contributions--Each eligible participant may, but shall not be required to, enter into an elective deferral agreement with the employer under which the participant agrees to reduce his cash compensation by a specified percentage, up to a maximum of 15%, and contribute such amounts to the Plan. The amount of any matching contributions, qualified matching contributions, discretionary contributions, qualifying non-elective contributions, and ESOP contributions for each plan year will be made at the sole discretion of the Board of Directors.

      Participation--Employees are generally eligible to participate in the Plan after completing one year of service. Only participants at least 21 years of age, who complete at least 1,000 hours of service during the Plan year, and are employed on the last day of the Plan year are eligible to share in the Employer's discretionary contribution for the year. An employee may decline to participate in the Plan. For purposes of participation in any election deferral contributions, completion of one hour of service and an open enrollment date is required.

      Participant Accounts--Each participant's account is credited with an allocation of (a) the Employer's discretionary ESOP contributions, (b) eligible forfeitures of terminated participants' nonvested accounts, (c) and earnings of the Plan for the year. Allocations are based on participant wages as defined in the Plan agreement. The benefit to which a participant is entitled, subject to vesting, is the benefit that can be provided from the participant's account.

      Participant Loans--Participants may borrow, upon written application, any amount provided that the aggregate amount of all outstanding loans to the participant from the Plan and from any other qualified plan maintained by the employer, including accrued interest thereon, shall not exceed the lesser of $50,000 or 50% of the participants vested 401(k) account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loan terms shall not exceed five years, except for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably not less than quarterly through payroll deductions. Participants may not have more than three loans outstanding.

      Plan Borrowings--The Plan purchased Company stock using the proceeds of borrowings from the Company. The Plan's debt is collateralized by the stock. A trustee holds such stock in a suspense account in a trust established under the Plan. As the Plan makes payments of principal and interest, shares are released into a suspense account to be allocated to eligible employees' accounts at the end of the Plan year, in accordance with the Plan. The lender has no rights against shares once they are allocated under the Plan. Accordingly, the financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to:

          (a)  the  accounts  of  employees  with  rights  in  allocated   stock
               ("Allocated") and

          (b)  stock not yet allocated to employees ("Unallocated").

      Vesting--Vesting of accounts is based upon years of service as defined in the Plan agreement. A participant becomes fully vested after five years of credited service.

      Payments of Benefits--No distributions from the Plan will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, his or her legal representatives), becomes disabled or otherwise terminates employment with the Employer. Distributions are made in cash or Company stock, or both.

      Voting and Dividend Rights--No participant shall have any voting or dividend rights or other rights of a stockholder prior to the time that shares are allocated to the participant.

      Termination of the Plan--The Employer reserves the right to amend or terminate the Plan agreement at any time by action of the Board of Directors. Upon full or partial termination of the Plan, participants' accounts will become 100% vested and all unallocated shares will be allocated to the accounts of all participants in accordance with the Plan.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting--The financial statements of the Plan are prepared under the accrual method of accounting.

      Investment Valuations and Income Recognition--Investments are stated at fair value as determined from quoted market prices. The investment in shares of the Company's common stock is stated at fair value and is based on the closing price in an active market as of the last trading day of the year.

      Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.    INVESTMENT PROGRAMS

      Upon enrollment, each participant shall direct that his elective contribution be invested in one or more of the 56 investment options. Investment direction may be revised daily by a participant. A participant's salary deferral percentage may be changed quarterly. All ESOP contributions are invested in Company stock.

4.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated March 18, 1998, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt.

5.    ADMINISTRATION OF PLAN ASSETS

      The Plan's assets, which consist principally of Company common stock and mutual funds, are held by the Company's trustees, First Bankers Trust Company, N.A. and Manulife Financial, respectively. The Company administers the payment of principal and interest on the loan and makes distributions to participants. During the years ended September 30, 2004 and 2003, Plan expenses were paid either directly by the Company or by the Plan as a reduction of net assets.

      Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

6.    INVESTMENTS

      Included in the September 30 investment portfolios are the following investments representing more than 5% of net assets available for benefits:

         2004                                                         Fair Value

         Pocahontas Bancorp, Inc.--common stock--allocated           $ 9,917,303
         Pocahontas Bancorp, Inc.--common stock--unallocated           2,108,235


         2003                                                         Fair Value

         Pocahontas Bancorp, Inc.--common stock--allocated           $ 7,162,624
         Pocahontas Bancorp, Inc.--common stock--unallocated             555,504

7.    LOAN PAYABLE

      In March 2003, the Plan entered into a term loan agreement with the Company to borrow up to an additional $2 million. During 2004, proceeds of $270,741 were drawn from such loan. These proceeds were used to purchase 18,800 additional shares of Pocahontas Bancorp, Inc. common stock. The loan matures December 31, 2012 and has an interest rate of 6%. Proceeds of the loan are intended to be used to purchase shares of the Company's common stock. The loan is collateralized by all the unallocated shares of the Plan. As of September 30, 2004, $291,227 was outstanding related to such loan.

      In February 2004, the Plan entered into another term loan agreement with the Company to borrow up to an additional $2 million. During 2004, proceeds of $1,999,998 were drawn from such loan. These proceeds were used to purchase 104,239 additional shares of Pocahontas Bancorp, Inc. common stock. The loan matures December 31, 2013 and has interest rate of 6%. Proceeds of the loan are intended to be used to purchase shares of the Company's common stock. The loan is collateralized by all the unallocated shares of the Plan. As of September 30, 2004, $1,799,998 was outstanding related to the loan. During 2004, the Plan used cash of $259,879 to purchase an additional 15,290 shares of Pocahontas Bancorp, Inc. common stock.

                                     ******

                             SUPPLEMENTAL SCHEDULES

FIRST COMMUNITY BANK
401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i--SCHEDULE OF ASSETS
(HELD AT END OF YEAR) SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------


                                                                                                              Current
                                                                                                               Value

Cash, Interest Bearing                                                                                       $   21,974
Pocahontas Bancorp, Inc.--common stock-allocated (609,920 shares)*                                            9,917,303
Pocahontas Bancorp, Inc.--common stock-unallocated (129,658 shares)*                                          2,108,235
Manulife Lifestyle Fund--Conservative Portfolio                                                                  47,725
Manulife Lifestyle Fund--Moderate Portfolio                                                                     119,024
Manulife Lifestyle Fund--Balanced Portfolio                                                                     316,822
Manulife Lifestyle Fund--Growth Portfolio                                                                       245,510
Manulife Lifestyle Fund--Aggressive Portfolio                                                                    47,078
Manulife 3-Year Compound                                                                                          4,626
Manulife Money Market Fund                                                                                       62,238
MFC Short-Term Federal Fund                                                                                       3,707
MFC PIMCO Total Return Fund                                                                                      28,676
MFC Salomon Brothers High Yield                                                                                  15,647
MFC T. Rowe Price Spectrum Income Fund                                                                            3,651
MFC America Funds American Balanced Fund                                                                         54,048
MFC T. Rowe Price Equity Income                                                                                  21,489
MFC Davis New York Venture Fund                                                                                   1,166
MFC Mutual Beacon Fund                                                                                           24,765
MFC Weitz Partners Value Fund                                                                                    48,961
MFC Fidelity Advisor Dividend Growth Fund                                                                         1,083
MFC Franklin Balance Sheet Investment Fund                                                                       29,083
MFC Domini Social Equity Fund                                                                                    10,934
MFC MFS Strategic Value                                                                                           1,372
MFC T. Rowe Price Blue Chip Growth Fund                                                                           7,842
MFC Morgan Stanley Institutional Fund Equity Growth                                                              10,022
MFC Excelsior Value and Restructuring Fund                                                                       25,248
MFC Fidelity Advisor Large Cap Fund                                                                                   3
MFC Putnam Global Equity Fund                                                                                    14,113
MFC Prudential Jennison Growth Fund                                                                                 631
MFC Oppenheimer Global Fund                                                                                       2,015
MFC AIM Mid Cap Core Equity Fund                                                                                 20,931
MFC Templeton Foreign Fund                                                                                        9,295
MFC Templeton Foreign Small Co.                                                                                     802
                                                                                                             ----------

           Total                                                                                             13,226,019

                                                                                                            (Continued)

FIRST COMMUNITY BANK
401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN


FORM 5500, SCHEDULE H, PART IV, LINE 4i--SCHEDULE OF ASSETS
(HELD AT END OF YEAR) SEPTEMBER 30, 2004
-----------------------------------------------------------------------------------------------------------------------


                                                                                                              Current
                                                                                                               Value

           Total (from previous page)                                                                       $13,226,019

MFC AIM Constellation Fund                                                                                          215
MFC Energy Fund                                                                                                   3,559
MFC Smith Barney Aggressive Growth Fund                                                                          26,082
MFC Schudder Mid Cap                                                                                              1,768
MFC AIM Small Cap Growth Fund                                                                                     1,318
MFC AIM Aggressive Growth Fund                                                                                    4,389
MFC T. Rowe Price Science & Technology Fund                                                                       1,446
MFC Templeton Developing Markets Fund                                                                             5,429
Quantitative Mid Cap Fund                                                                                           786
500 Index Fund                                                                                                   28,548
Total Stock Market Index Fund                                                                                         5
Quantitative All-Cap fund                                                                                         4,496
Mid Cap Index Fund                                                                                                1,235
Emerging Growth Fund                                                                                                107
Small Cap Index Fund                                                                                                620
Regions Financial Corporation Stock                                                                               6,000
Participant Loans*                                                                                               36,573
                                                                                                            -----------

            Total                                                                                           $13,348,595
                                                                                                            ===========

*Party in interest


See Report of Independent Registered Accounting Firm.                                                       (Concluded)


FIRST COMMUNITY BANK
401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j--
SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED SEPTEMBER 30, 2004
------------------------------------------------------------------------------------------------------------------------------------

SERIES OF TRANSACTIONS

                                    Description of                                                         Current
                                    Asset (Include                                 Expense                 Value of
                                   Interest Rate and                               Incurred      Cost      Asset on      Net
                                     Maturity in     Purchase    Selling   Lease    With         of       Transaction   Gain
   Identity of Party Involved      Case of a Loan)     Price      Price    Rental  Transaction   Asset       Date       or Loss

Pocahontas Bancorp, Inc.            Common stock     $2,620,618  $   -     $   -   $   -       $2,620,618  $2,620,618   $   -


                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      FIRST COMMUNITY BANK
                                      401(k) SAVINGS AND EMPLOYEE
                                      STOCK OWNERSHIP PLAN




Date:    March 28, 2005               By:  /s/ Dwayne Powell
                                           Dwayne Powell
                                           President and Chief Executive Officer